SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number 001-15014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(Address of the Plan) (Zip Code)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL INC.
(Name of the Issuer)

150 King Street, West, Suite 1400
Toronto, Ontario Canada M5H 1J9
(Address of the Issuer's Principal Executive Office) (Zip Code)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Items 1-3. The audited statement of financial condition and the audited statement of income and changes in plan equity are omitted pursuant to Item 4 of Form 11-K.

Item 4. Financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA:

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-18

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	19-20

SIGNATURES	21

EXHIBIT INDEX	22

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Sun Advantage Savings and Investment Plan
Wellesley Hills, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Sun Advantage Savings and Investment Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2013 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
June 30, 2014

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Investments, at fair value:
Participant Directed Funds:
Registered investment companies	$ 382,906,318	$ 307,401,354
Vanguard Retirement Savings Trust II	74,139,776	80,141,436
Sun Life Financial Stock Fund	10,903,509	8,744,500
Assets held in Self-Managed Accounts	7,165,175	6,462,571
Short-Term Investment Fund	484,248	289,757

Total investments	475,599,026	403,039,618

Receivables:
Notes receivable from participants	3,552,038	4,241,725
Employer contributions receivable	349,054	318,373

Total receivables	3,901,092	4,560,098

TOTAL ASSETS	479,500,118	407,599,716

Adjustment from fair value to contract value for
fully benefit-responsive stable value fund	(2,010,111)	(4,034,518)

NET ASSETS AVAILABLE FOR BENEFITS	$ 477,490,007	$ 403,565,198

The accompanying notes are an integral part of these financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012

ADDITIONS:
Contributions:
Employer contributions	$ 19,073,513	$ 18,768,299
Participant contributions	16,080,295	16,694,670
Participant rollover contributions	3,839,118	2,748,356

Total contributions	38,992,926	38,211,325

Investment income (loss):
Net appreciation in fair value of investments	67,726,901	33,806,541
Dividends	14,133,856	9,768,674
Interest	1,497,516	1,914,289

Net investment income (loss)	83,358,273	45,489,504

Interest income on notes receivable from participants	129,964	154,060

DEDUCTIONS:
Benefits paid to participants	48,285,496	42,147,884
Administrative expenses	270,858	222,789

INCREASE IN NET ASSETS	73,924,809	41,484,216

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	403,565,198	362,080,982

End of year	$ 477,490,007	$ 403,565,198

The accompanying notes are an integral part of these financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN

The following description of the Sun Advantage Savings and Investment Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established for the benefit of Sun Life Financial (U.S.) Service Company, Inc.’s (the “Company” or the “Plan Sponsor”) U.S. employees and the U.S. employees of its affiliate, Sun Life Investments LLC that elected to become a participating employer under the Plan.  The Plan provides for a Benefits Plan Committee (the “Committee”) which consisted of five and six members at December 31, 2013 and 2012, respectively.  The members are employees of the Company and the Committee is the named Plan Administrator.  The purpose of the Plan is to permit eligible employees of the Company and participating employees to defer and receive employer-matching contributions in order to provide funds for employees in the event of death, disability, unemployment and retirement.  Any employee, 21 years or older, is eligible to become a participant in the Plan as soon as administratively feasible after his or her first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan includes a Retirement Investment Account (“RIA”) for the participants of the Plan, including certain participants of the Company’s Retirement Income Plan ("Defined Benefit Plan") whose benefits under the Defined Benefit Plan were frozen as of December 31, 2005.  The RIA participants of the Plan have additional employer contributions made to the Plan as discussed below.

Contributions - Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant in the 401(k) account by entering into a salary reduction agreement.  The agreement provides that the participant agrees to accept a reduction in compensation in an amount equal to 1% to 60% of the participant’s compensation.  In addition, participants who are age 50 and greater at the end of the calendar year can make up to $5,500 in catch-up contributions which will be contributed to the plan. The Plan contains a feature allowing after-tax Roth contributions which can either replace or complement the 401(k) pre-tax contributions. Similar to 401(k) contributions, Roth contributions can be made in an amount equal to 1% to 60% of the participant’s compensation.  Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participating employers contribute an amount equal to 50% of the first 6% of compensation that a participant contributes to the Plan.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Contributions (continued)

The participating employers also contribute to the RIA a percentage of participant’s eligible compensation as determined per the following chart based on the sum of the participant’s age and years of service on January 1 of the applicable plan year:

Age Plus Service	Company Contribution
Less than 40	3%
At least 40 but less than 55	5%
At least 55	7%

For RIA participants who are at least age 40 on January 1, 2006 and whose age plus years of service on January 1, 2006 equals or exceeds 45, the participating employers also contribute to the RIA from January 1, 2006 through December 31, 2015, a percentage of the participant’s eligible compensation as determined per the following chart based on the participant’s age and years of service on January 1, 2006:

	Service
Age	Less than 5 years	5 or more years
At least 40 but less than 43	3.0%	5.0%
At least 43 but less than 45	3.5%	5.5%
At least 45	4.5%	6.5%

Participant Accounts - Individual accounts are maintained for each participant of the Plan.  Each participant's account is credited with the participant's contributions, related matching contributions, for RIA participants, non-elective contributions, and allocations of Plan earnings, and charged with an allocation of Plan losses and investment related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants may direct the investment of their contributions and/ or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily.  Participant selections of one or more of the investment options must be in multiples of 1%.  Participating employer contributions are invested in accordance with participant investment allocations.  The Plan currently offers many registered investment companies, the Sun Life Financial Stock Fund (a party-in-interest), a self-managed account and a stable value fund as investment options for participants.

Vesting - Participants are vested immediately in their contributions, plus actual earnings thereon.  Vesting in the participating employer's contribution portion of their accounts, including RIA contributions, is based on years of continuous service.  A participant vests at the rate of 20% per year of credited service and is 100% vested after five years of credited service. A participant is fully vested in his or her share of the participating employer contributions upon retirement at normal retirement age or older, disability, or death, regardless of the length of service.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012 1. DESCRIPTION OF THE PLAN (CONTINUED)
Amendments to the Plan –
On March 21, 2012, a discretionary amendment to the Plan (“Amendment # 2”) was adopted by the Plan sponsor. The amendment provides that any participant with a vested percentage less than 100% will be 100% vested if the applicable participating employer notifies the Committee that the participant has satisfied the following three conditions: (1) the participant is notified in writing on or before February 28, 2012, that his or her employment with a participating employer will be terminated on or after March 9, 2012; (2) such termination of employment occurs as a result of Sun Life Financial Inc. closing its domestic U.S. variable annuity and individual life products to new sales effective December 30, 2011; and (3) the participant submits to the participating employer and does not revoke an executed waiver and release agreement as a condition of receiving post-employment severance payments and begins receiving those severance payments.  During the Plan year 2012 the amendment applied to 162 unvested or partially vested participants and resulted in approximately $1.7 million of additional vesting in their Plan accounts.

On February 19, 2013, an additional discretionary amendment to the Plan (“Amendment # 3”) was executed. This amendment contained two significant changes. The first provides that any participant must have at least 1,000 hours of service in the plan year in which the employee terminates their employment, for that plan year to count as a year of service for vesting purposes of the 401k employer match. The second provides that any participant with a vested percentage less than 100% will be 100% vested if the applicable participating company notifies the Committee that the participant has satisfied the following three conditions: (1) the participant’s employment is being terminated on or after December, 31 2012; (2) such termination of employment occurs as a result of the approval on August 14, 2012 by the Board of Trustees of Sun Capital Advisers Trust of the proposals to transfer the responsibility for managing the assets of the Trust’s funds from Sun Capital Advisers LLC to Massachusetts Financial Services Company; and (3) the participant submits to the participating company, and does not revoke, an executed waiver and release agreement as a condition of receiving post-employment severance payments from such participating company, and the participant begins receiving those post-employment severance payments. The impact to employees by Amendment #3 was immaterial to the Plan.

On August 5, 2013, an additional discretionary amendment to the Plan (“Amendment # 4”) was executed as the result of the sale of the domestic U.S. annuity business and certain life insurance businesses by Sun Life Financial, Inc. (“Sun Life Financial”) to Delaware Life Holdings, LLC, including the issued and outstanding shares of stock of Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.)”) and its subsidiary Sun Life Insurance and Annuity Company of New York (the “Sale Transaction”).  The Sale Transaction closed on August 2, 2013 with an effective date of August 1, 2013. The amendment provides that any participant with a vested percentage less than 100% will be 100% vested if the applicable participating company notifies the Committee that the participant has satisfied one of the following three conditions: (1) the participant’s employment is being terminated on or after August 2, 2013 and then immediately begins employment with Sun Life (U.S.) which is to be  renamed Delaware Life Insurance Company (“Delaware Life”); (2) the participant is on an approved leave of absence from a participating Company on August 2, 2013 and then within the next six months returns from that approved leave of absence and immediately begins employment with Delaware Life; or (3) in August 2013 the participant terminates employment with a participating company after the participant becomes eligible under the U.S. immigration laws to begin employment with Delaware Life and then actually begins such employment. There were 59 unvested or partially vested employees impacted by this amendment resulting in additional vesting in their Plan accounts of approximately $299,000.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Partial Plan Termination -   During the Plan year 2013, the Committee determined that the participant turnover in the period from January 1, 2012 through August 16, 2013 resulted in a partial plan termination. The Committee decided to recognize the effect of this decision in the Plan year 2013 and as a result, there were 9 unvested or partially vested involuntarily-terminated participants who were required to be fully vested in the Plan.  The other  involuntarily-terminated participants were fully vested in the Plan based on either their years of service at the time of their termination or being subject to Amendment #2, #3, or #4. The full vesting of the 9 participants resulted in additional employer contributions to their Plan accounts of approximately $78,000.

Self-Correction Program (“SCP”) - On November 18, 2013, the Committee completed the correction of an operational failure to correctly administer the Plan and this correction was made under the IRS's Employee Plans Compliance Resolution System SCP. This operational failure was limited to new hires and rehires that did not complete at least 1,000 hours of service by the end of the Plan year of their hire or rehire, and then terminated employment before becoming fully vested after five years of service. These participants were erroneously subject to a partial or full forfeiture because the Plan records incorrectly reflected one fewer year of service than required by the Plan's year of service definition. The failure was first discovered in January 2012 and the Plan's year of service definition was properly applied beginning with the 2012 Plan year, which limited the failure to those hired or rehired prior to 2012. The Committee reviewed forfeitures in Plan years 2006-2011 and determined that 53 participants had been affected by the failure. The failure was corrected under the IRS's SCP and the Plan Sponsor made employer contributions for all 53 participants of approximately $30,000 for both the previously forfeited amounts and earnings on those amounts.  Also, in order to simplify Plan administration, Amendment #3 changed the year of service definition for new hires and rehires beginning January 1, 2013.

Notes receivable from participants - A participant may borrow up to 50% from their vested account balance with a minimum loan balance of $1,000 and a maximum loan balance of $50,000.  Repayment is effected through payroll deductions over a period of one to five years for non-mortgage loans and over a period of one to fifteen years for mortgage loans.  Loan repayments are credited against investments, as allocated in the participant's account.  The loans are secured by an assignment of a participant's vested interest in the Plan, and bear interest rate commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrator.  At December 31, 2013, interest rates range from 3.25% to 8.50%.  Maturity dates are through November 16, 2028.

Payment of Benefits - The Plan provides for normal retirement benefits to be paid to participants who have reached the age of 65.  If the participant's service with the participating employer terminates, other than by reason of retirement, the participant may elect to receive his or her distribution following his or her termination of employment.  Distributions will be made in installments or in a lump sum, except if the participant's account balance is $5,000 or less, in which case payment will be made only in a lump sum.
Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts - When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account as defined by the Plan represents forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated.  At December 31, 2013 and 2012, forfeited amounts not yet allocated totaled $99,769 and $92,185, respectively.  Employer contributions were reduced by $656,720 and $1,087,164 from forfeited non-vested accounts for the years ended December 31, 2013 and 2012, respectively.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of the financial statements in conformity with GAAP requires the Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides various investment options to its participants.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable From Participants - Participant notes receivable are measured at their unpaid principal balance plus any accrued, but unpaid interest.  Delinquent participant loans are recorded as distributions based on terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.  There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2013 and 2012.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor except for certain fees which are paid by the participants. Fees incurred by participants and reflected in administrative expenses within the statements of changes in net assets available for benefits include loan fees, advisory fees, fund redemption fees and self-managed account fees. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of IRC limits.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New and Adopted Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, “Fair Value Measurement (Topic
820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” which change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements.  Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  Many of the requirements in this update are not meant to result in a change in application of the requirements of Topic 820, but to improve upon an  entity’s  consistency in application across jurisdictions to ensure that U.S. GAAP and International Financial Reporting Standards (“IFRS”) fair value measurement and disclosure requirements are described in the same way.  The amendments in ASU 2011-04 are effective, on a prospective basis, for fiscal years and interim periods within those fiscal years beginning after December 15, 2011.  On January 1, 2012, the Plan adopted the provisions of ASU 2011-04. The adoption did not impact the Plan’s financial statements or disclosures.

In October 2012, FASB issued ASU 2012-04, “Technical Corrections and Improvements”.  The amendments in this update cover a wide range of Topics in the Codification. The technical corrections (Section A) are divided into three main categories: (1) Source literature amendments – amendments to carry forward the original intent of certain pre-Codification authoritative literature that was inadvertently altered during the Codification process, (2) Guidance clarification and reference corrections – changes in wording and references to avoid misapplication or misinterpretation of guidance, and (3) Relocated guidance – moving guidance from one part of the Codification to another to correct instances in which the scope of pre-Codification guidance may have been unintentionally narrowed or broadened during the Codification process. The purpose of Section B of ASU 2012-04 is to conform the use of the term “fair value” throughout the Codification “to fully reflect the fair value measurement and disclosure requirements” of Accounting Standards Codification (“ASC”) Topic 820 “Fair Value Measurement”. These provisions are effective upon issuance, except for amendments that are subject to transition guidance. The Plan adopted the provisions of ASU 2012-04 that were effective upon issuance on October 1, 2012. The amendments that are subject to transition guidance became effective for fiscal periods beginning after December 15, 2012. The Plan adopted the ASU 2012-04 provisions subject to transition guidance on January 1, 2013. These adoptions did not have a significant impact on the Plan’s financial statements or disclosures.

In March 2014, FASB issued ASU 2014-06, “Technical Corrections and Improvements Related to Glossary Terms”.  The amendments in this update cover a wide range of Glossary Terms within the Codification. Amendments related to the Deletion of Master Glossary Terms (Section A) arose because of terms that were carried forward from source literature to the Codification but were not utilized in the Codification. Amendments related to the Addition of Master Glossary Terms (Section B) are divided into two main categories: (1) Same Source Literature - amendments related to adding links to Master Glossary terms where the definition and the source literature are the same and (2) Different Source Literature - amendments related to adding links to the Master Glossary. Amendments Related to Duplicate Master Glossary Terms (Section C) arose from Master Glossary terms that appear multiple times in the Master Glossary with similar, but not identical, definitions. Other Technical Corrections Related to Glossary Terms (Section D) arose from miscellaneous changes to update Master Glossary terms.  These amendments are effective upon issuance. The Plan adopted the provisions of ASU 2014-06 on March 14, 2014. The adoption did not have a significant impact on the Plan’s financial statements or disclosures.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012 3. TRUSTEE ING National Trust is the named Trustee of the Plan.
4.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated August 2, 2012, in which the Internal Revenue Service stated that the Plan and related trust as then designed were in compliance with the applicable regulations of the IRC.  The Plan has been amended since receiving the determination letter and the Company filed an application for a favorable determination on January 31, 2014. The Internal Revenue Service (“IRS”) requested that the application be refiled in a letter to the Company, dated May 22, 2014, and the Company has done so. The Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Committee believes it is no longer subject to income tax examinations for years prior to 2010.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6. INVESTMENTS

The Plan's individual investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2013 are as follows:

	2013	2012
Registered investment companies
Vanguard Institutional Index Fund	$ 69,390,132	$ 47,691,847
Vanguard Morgan Growth Fund	42,662,941	33,980,480
Vanguard Developed Markets Index Fund	36,154,037	26,270,627
Vanguard Total Bond Market Index Fund	24,785,911	25,748,722
Collective trust
Vanguard Retirement Savings Trust II	74,139,776	80,141,436

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

6.	INVESTMENTS (CONTINUED)

During the years ended December 31, 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2013	2012

Registered investment companies
Balanced funds	$ 7,523,010	$ 3,931,470
Domestic stock funds	51,157,184	20,332,888
Fixed income funds	(2,500,427)	1,054,270
International stock funds	7,245,006	5,782,299
Total registered investment companies	63,424,773	31,100,927

Sun Life Financial Stock Fund	2,959,946	2,665,881
Assets held in Self-Managed Accounts	1,342,182	39,733
Net appreciation in fair value investment	$ 67,726,901	$ 33,806,541

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In determining fair value, the Plan uses various methods including market, income and cost approaches.  The Plan utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Plan has categorized its financial instruments that are carried at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value in the Plan’s Statement of Net Assets Available for Benefits are categorized as follows:

Level 1

•   Unadjusted quoted prices for identical assets or liabilities in an active market.

The types of assets utilizing Level 1 valuations include investments in publicly traded mutual funds with quoted market prices, Sun Life Financial Stock Fund and publicly traded equity investments and mutual funds held in self-managed accounts.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

6.	INVESTMENTS (CONTINUED)

Level 2

• Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly.

Level 2 inputs include the following:

a)	Quoted prices for similar investments in active markets,

b)	Quoted prices for identical or similar investments in non-active markets,

c)	Inputs other than quoted market prices that are observable, and

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Vanguard Retirement Savings Trust II stable value fund utilizes Level 2 inputs.

Level 3

•   Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's assumptions about what a market participant would use in pricing the asset or liability.

The Plan does not currently hold investments types that are utilizing Level 3 valuations.

There have been no significant changes made in valuation techniques during 2013 or 2012.

The following table presents the Plan’s categories for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total

Investments, at fair value:
Registered investment companies
Balanced funds	$ 52,114,119	$ -	$ -	$ 52,114,119
Domestic stock funds	235,913,282	-	-	235,913,282
Fixed income funds	43,431,700	-	-	43,431,700
International stock funds	51,447,217	-	-	51,447,217
Total registered investment companies	382,906,318	-	-	382,906,318

Short-Term Investment Fund	484,248	-	-	484,249
Vanguard Retirement Savings Trust II	-	74,139,776	-	74,139,776
Sun Life Financial Stock Fund	10,903,509	-	-	10,903,509
Assets held in Self-Managed Accounts	7,165,175	-	-	7,165,174

Total investments measured at fair value on a recurring basis	$ 401,459,250	$ 74,139,776	$ -	$ 475,599,026

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

6.	INVESTMENTS (CONTINUED)

The following table presents the Plan’s categories for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total

Investments, at fair value:
Registered investment companies
Balanced funds	$ 40,686,581	$ -	$ -	$ 40,686,581
Domestic stock funds	177,649,879	-	-	177,649,879
Fixed income funds	48,017,621	-	-	48,017,621
International stock funds	41,047,273	-	-	41,047,273
Total registered investment companies	307,401,354	-	-	307,401,354

Short-Term Investment Fund	289,757	-	-	289,757
Vanguard Retirement Savings Trust II	-	80,141,436	-	80,141,436
Sun Life Financial Stock Fund	8,744,500	-	-	8,744,500
Assets held in Self-Managed Accounts	6,462,571	-	-	6,462,571

Total investments measured at fair value on a recurring basis	$ 322,898,182	$ 80,141,436	$ -	$ 403,039,618

The Plan transfers assets into or out of levels at the fair value as of the beginning of the reporting period. Transfers made are the result of changes in the level of observability of inputs used to price assets. The Plan did not transfer assets or liabilities between Levels 1 and 2 during the years ended December 31, 2013 and 2012.

There are no assets or liabilities categorized as Level 3 and no transfers to/from assets or liabilities categorized as Level 3 for the years ended December 31, 2013 and 2012.

The methods and assumptions that the Plan uses in determining the estimated fair value of its financial instruments that are measured at fair value on a recurring basis are summarized below:

Shares of registered investment companies - The Plan’s investment in shares of registered investment companies are valued at the daily closing price as reported by the fund. Registered investment companies shares held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Short-Term Investment Fund – Investments in money market funds are valued at quoted market prices in active markets.

Sun Life Financial Stock Fund - The Plan’s investment in the Sun Life Financial Stock Fund is valued at quoted market prices in active markets.

Assets held in self-managed accounts - Assets held in self-managed accounts include registered investment companies and exchange traded stocks and bonds.  These assets are stated at fair value based on quoted market prices in active markets of the assets held in the accounts.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

6.	INVESTMENTS (CONTINUED)

Collective trust fund - The Plan’s investment in the collective trust fund is stated at fair value as determined by the issuer of the collective trust fund based on the fair market value of the underlying investments. The collective trust, which is a stable value fund, with underlying investments in fully benefit-responsive investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value, as discussed below.

In accordance with FASB ASC Topic 962 “Plan Accounting – Defined Contribution Pension Plans,” the stable value fund is included at fair value in participant-directed investments in the Statements of Net Assets Available for Benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Vanguard Retirement Savings Trust II (the “Trust”), is a collective investment trust established on August 31, 2001, under Section 404 of the Pennsylvania Banking Code.  The Trust provides for the collective investment of assets of tax-exempt pension and profit-sharing plans. The Trust invests solely in Vanguard Retirement Savings Trust Master Trust (“VRST Master Trust”). The underlying investments in VRST Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds that are selected by the Trustee, Vanguard Fiduciary Trust Company.  The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries.  An investment in the Trust is neither insured nor guaranteed by the U.S. government or by Vanguard, and there is no assurance that the VRST Master Trust will be able to maintain a stable net asset value of $1 per unit.

Traditional investment contracts issued by insurance companies and banks are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value.  For traditional investment contracts, fair value comprises the expected future cash flows for each contract discounted to present value.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  The crediting rate on traditional contracts is typically fixed for the life of the investment.

Synthetic investment contracts consist of investments together with contracts under which a bank Or other institution provides for benefit-responsive withdrawals by plan participants at contract value. For synthetic investment contracts, the fair value comprises the aggregate market values of the underlying investments in bond trusts, and the value of the wrap contracts, if any. The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the Trust’s synthetic contracts. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Trust units may forego a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

7.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (CONTINUED)

The Trust imposes certain restrictions on the Plan, and the Trust itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Trust to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Limitations on Contract Value Transactions — Any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. The following events may limit the ability of the Trust to transact at contract value:

➢	Partial or complete legal termination of the Trust or a unit holder
➢	Tax disqualification of the Trust or unit holder
➢	Certain Trust amendments if issuers’ consent is not obtained

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform the pre-established investment guidelines.

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Massachusetts Financial Services Company, an affiliate of the Plan Sponsor, manages two mutual fund investment options within the Plan.  These options are the MFS High Income Fund and the MFS Total Return Fund, each of which is an investment company registered under the Investment Company Act of 1940. The MFS High Income Fund is valued at $9,340,521 and $9,023,013 as of December 31, 2013 and 2012.  The MFS Total Return Fund is valued at $19,805,045 and $16,851,456 as of December 31, 2013 and 2012.  Net investment income for the year ended December 31, 2013 for the MFS High Income Fund and the MFS Total Return Fund was $600,125 and $3,218,481, respectively. Investment advisory fees are paid from the funds to the affiliate.  Fees paid by the Plan for investment management services were included as a reduction of the return on each fund.

At December 31, 2013 and 2012, the Plan held 308,619 and 329,608 shares, respectively, of common stock of Sun Life Financial, Inc. an affiliate of the Plan Sponsor, with cost basis of $9,301,610 and $9,870,246, respectively.  During the years ended December 31, 2013 and 2012, the Plan recorded dividend income from such securities of $444,482 and $491,982, respectively.  These transactions qualified as permitted party-in-interest transactions.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

9. SUBSEQUENT EVENT
On January 23, 2014 the Plan was amended and restated effective January 1, 2014.

On May 12, 2014, a discretionary amendment to the Plan (as amended and restated effective January 1, 2014) was executed. The amendment applies to any participant who contributes elective deferrals to the Plan and another 401(k) plan in excess of the IRC yearly limit for elective deferrals and then requests a distribution from the Plan of all or part of the excess deferral amount. The amendment provides that the participant will (1) receive a distribution from the Plan of the requested excess amount, net of any income or loss allocable thereto and (2) at the time of such distribution, any matching employer contribution under the Plan attributable to the requested excess amount, net of any income or loss allocable thereto, will be treated as a Forfeiture to the Plan.

* * * * * *

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN
Employer ID No: 26-3730703
Plan No: 005

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b) Identity of Issue,	(c) Description of Investment,	(d) Cost**	(e) Current
	Borrower, Lessor	Including Collateral, Rate		Value
	or Similar Party	of Interest, Maturity Date,
		Par or Maturity Value
***	Vanguard	Vanguard Retirement Savings Trust II - Collective Trust
		72,129,665 shares		$ 72,129,665
		Registered investment companies:
*	Massachusetts Financial Services	MFS High Income Fund -
		2,601,816.568 shares		9,340,521
		MFS Total Return Fund -
		1,127,208.029 shares		19,805,045
	Fidelity Investments	Fidelity Low-Priced Stock Fund -
		217,541.521 shares		10,759,604
		Fidelity Small Cap Stock Fund -
		575,650.127 shares		12,054,114
	Vanguard	Vanguard Growth
		154,193.630 shares		7,381,249
		Vanguard Institutional Index Fund -
		409,913.350 shares		69,390,132
		Vanguard Total Bond Market Index Fund -
		2,347,150.679 shares		24,785,911
		Vanguard Mid-Cap
		404,724.270 shares		12,174,106
		Vanguard Small Cap
		179,703.468 shares		9,472,170
		Vanguard Inflation-Protected Securities Fund -
		897,325.825 shares		9,305,269
		Vanguard Value
		318,958.673 shares		9,498,589
		Vanguard Developed Markets Index Fund -
		3,152,052.022 shares		36,154,037
		Vanguard Morgan Growth Fund -
		537,722.979 shares		42,662,941
	JP Morgan	JP Morgan Mid Cap Growth Fund -
		705,123.578 shares		19,708,204
	T. Rowe Price	T. Rowe Price International Stock Fund -
		938,231.903 shares		15,293,180
		T. Rowe Price Equity Income Fund -
		418,515.059 shares		13,744,034
		T. Rowe Price Mid-Cap Value Fund -
		689,187.497 shares		20,710,084
		T. Rowe Price Retirement Income Fund -
		38,341.067 shares		566,681
		T. Rowe Price Retirement 2010 Fund -
		34,934.679 shares		622,536

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN
Employer ID No: 26-3730703
Plan No: 005

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b) Identity of Issue,	(c) Description of Investment,	(d) Cost**	(e) Current
	Borrower, Lessor	Including Collateral, Rate		Value
	or Similar Party	of Interest, Maturity Date,
		Par or Maturity Value
		T. Rowe Price Retirement 2015 Fund -
		129,147.179 shares		1,849,388
		T. Rowe Price Retirement 2020 Fund -
		209,775.511 shares		4,277,323
		T. Rowe Price Retirement 2025 Fund -
		331,035.390 shares		5,091,324
		T. Rowe Price Retirement 2030 Fund -
		182,061.280 shares		4,114,585
		T. Rowe Price Retirement 2035 Fund -
		277,535.165 shares		4,518,272
		T. Rowe Price Retirement 2040 Fund -
		153,268.931 shares		3,588,026
		T. Rowe Price Retirement 2045 Fund -
		202,064.888 shares		3,154,233
		T. Rowe Price Retirement 2050 Fund -
		195,187.660 shares		2,549,151
		T. Rowe Price Retirement 2055 Fund -
		152,943.184 shares		1,977,555
	American Funds	American Funds The New Economy Fund -
		160,925.384 shares		6,168,270
	Alger	Alger SmallCap and MidCap Growth Fund -
		0 shares		0
	Alliance Bernstein	AllianceBernstein Discovery Value Fund -
		100,818.780 shares		2,189,784
	Selected American	Selected American Shares -
		0 shares		0
		Subtotal Registered investment companies		455,035,983
	Self-Managed Accounts	Self-Managed Accounts -		7,165,175
*	Sun Life Financial	Sun Life Financial Stock Fund -
		308,619 shares		10,903,509
*	Plan participants	Participant loans (net of $600,464 in deemed distributions), secured by underlying participant account balances, interest rates from 3.25% to 8.50%, maturity dates through 2028		3,552,038
	State Street	State Street Global Advisors Short-Term Investment Fund - 484,248 shares		484,248
		TOTAL		$ 477,140,953

* Party-in-interest.
** Cost is not required for participant directed investments and therefore has not been included.

*** Value is reported net of the adjustment to contract value of $2,010,111.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By: /s/ Celeste C. Butler
Celeste C. Butler
Member Benefit Plans Committee

Dated: June 30, 2014

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm